Exhibit (d)(34)(iii)

EQ ADVISORS TRUST

AMENDMENT NO. 2

INVESTMENT ADVISORY AGREEMENT

AMENDMENT NO. 2 to the Investment Advisory Agreement effective as of July 1, 2014, between AXA Equitable Funds Management Group, LLC, a limited liability company organized in the State of Delaware (“FMG LLC” or “Manager”) and EARNEST Partners, LLC, a Delaware limited liability company (“EARNEST” or “Adviser”).

WHEREAS, FMG LLC and EARNEST agree to modify the Investment Advisory Agreement, dated as August 1, 2012, as amended, (“Agreement”) as follows:

1.	Name Change. Effective May 1, 2014, the name of EQ/International Core PLUS Portfolio was changed to AXA International Core Managed Volatility Portfolio.

2.	Existing Portfolios. The Manager hereby reaffirms its appointment of the Adviser as the investment adviser to the EQ/Emerging Markets Equity PLUS Portfolio and AXA International Core Managed Volatility Portfolio.

3.	Appendix A. Appendix A to the Agreement setting forth the Portfolios of the Trust for which the Adviser is appointed as the investment adviser and the fee payable to the Adviser with respect to the Portfolios is hereby replaced in its entirety by Appendix A attached hereto.

4.	Ratification. Except as modified and amended hereby, the Agreement is hereby ratified and confirmed in full force and effect in accordance with its terms.

IN WITNESS WHEREOF, the parties have executed and delivered this Amendment No. 2 as of the date first set forth above.

AXA EQUITABLE FUNDS MANAGEMENT GROUP, LLC		EARNEST PARTNERS, LLC

By:	/s/ Steven M. Joenk	By:	/s/ Dory S. Black
	Steven M. Joenk		Name: Dory s. Black
	Chairman, Chief Executive Officer and President		Title: General Counsel and Director

APPENDIX A

AMENDMENT NO. 2

TO

INVESTMENT ADVISORY AGREEMENT

WITH

EARNEST PARTNERS, LLC

Portfolio	Annual Advisory Fee Rate**
EQ/Emerging Markets Equity PLUS Portfolio*	0.60% of the EARNEST Allocated Portion’s average daily net assets up to and including $100 million and 0.55% of the EARNEST Allocated Portion’s average daily net assets in excess of $100 million.

AXA International Core Managed Volatility Portfolio*	0.50% of the Earnest Allocated Portion’s average daily net assets up to and including $500 million and 0.40% of the Earnest Allocated Portion’s average daily net assets in excess of $500 million.

*	Fee to be paid with respect to the Portfolio shall be based only on the portion of the Portfolio’s average daily net assets advised by the Adviser, which may be referred to as the “EARNEST Allocated Portion.”
**	The daily advisory fee for the EARNEST Allocated Portion is calculated by multiplying the aggregate net assets of the Earnest Allocated Portion at the close of the immediately preceding business day by the Annual Advisory Fee Rate calculated as set forth above and then dividing the result by the number of days in the year.